Exhibit 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in 000’s)

	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
EARNINGS:
Income before income taxes and cumulative effect of accounting change	$196,162	$361,698	$67,140	$500,952	$804,926
Interest expense (a)	86,256	98,321	111,280	147,817	161,990
(Gain)/loss on investment in equity investees in excess of distributed earnings	—	—	—	409	(606)
Amortization of capitalized interest	1,226	1,784	1,804	2,519	4,620
Bond discount amortization (b)	—	—	—	—	—
Loan cost amortization	3,669	4,022	4,962	4,254	5,728

Earnings	$287,313	$465,825	$185,186	$655,951	$976,658

FIXED CHARGES:
Interest expense	$86,256	$98,321	$111,280	$147,817	$161,990
Capitalized interest	2,452	4,719	4,976	13,041	36,240
Bond discount amortization (b)	—	—	—	—	—
Loan cost amortization	3,669	4,022	4,962	4,254	5,728

Fixed Charges	$92,377	$107,062	$121,218	$165,112	$203,958

Preferred Stock Dividends
Preferred Dividend Requirements	$8,484	$2,050	$10,117	$22,469	$39,506
Ratio of income before provision for taxes to net income (c)	N/A	1.66	1.67	1.61	1.56

Subtotal – Preferred Dividends	$8,484	$3,411	$16,861	$36,240	61,629

Combined Fixed Charges and Preferred Dividends	$100,861	$110,473	$138,079	$201,352	265,587

Ratio of Earnings to Fixed Charges	3.1	4.4	1.5	4.0	4.8
Insufficient coverage	$—	$—	$—	$—	—

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.8	4.2	1.3	3.3	3.7
Insufficient coverage	$—	$—	$—	$—	—

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives.

(b)	Amortization of bond discount excluded since it is included in interest expense.

(c)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.